New York Life Insurance Company 51 Madison Avenue New York, NY 10010 (212) 576-4498 E-Mail: erica_e_carrig@newyorklife.com Erica E. Carrig Associate General Counsel

April 4, 2018

VIA E-MAIL AND EDGAR

Frank A. Buda, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

Variable Universal Life Separate Account – I (the “Registrant”)

Initial Registration Statement on Form N-6 (File Nos. 333-222196 and 811-07798)

Dear Mr. Buda:

We are providing a response to the comment of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received via telephone on March 29, 2018, in connection with the above-referenced registration statement (the “Registration Statement”) filed on December 20, 2017. On behalf of the Registrant, NYLIAC is also providing redlined pages of the Registration Statement reflecting the changes that we propose to file by pre-effective amendment in response to the Staff’s comment.

For your convenience, your comment is set forth below, followed by our response to the comment.

PROSPECTUS

Guaranteed Minimum Accumulation Benefit Rider

1.	Staff Comment:

In the paragraph following the list of GMAB Allocation Alternatives, you requested that we amend the language further as follows:

“We may make changes to the GMAB Allocation Alternatives available with the GMAB Rider by discontinuing a GMAB Investment Division because it has been: (1) closed; (2) merged or substituted with an Investment Division not offered as a GMAB Allocation Alternative; or (3) otherwise restricted by that Investment Division’s investment advisor. We will promptly notify you of any such change and request conforming allocation and/or transfer instructions from you. If we do not receive these instructions within 60 days of notification, we will transfer the amount in your discontinued GMAB Allocation Alternative to the MainStay VP U.S. Government Money Market Investment Division, or if in the context of a substitution approved by the SEC, ~~a~~ the ~~similar~~ replacement GMAB Allocation Alternative. Any loan repayments, partial withdrawals or premium payments that were directed to the discontinued GMAB Allocation

Alternative will also be reallocated to the MainStay VP U.S. Government Money Market Investment Division, or if in the context of a substitution approved by the SEC, ~~a~~ the ~~similar~~ replacement GMAB Allocation Alternative, if not reallocated by you. We may also discontinue offering a GMAB Allocation Alternative at any time. If we do so, any funds already allocated to that discontinued GMAB Allocation Alternative may remain, but no additional funds may be allocated, reallocated, or transferred to that allocation alternative. If we do not receive conforming instructions for future allocations or transfers, we will allocate these amounts to the MainStay VP U.S. Government Money Market Investment Division~~, or a similar replacement GMAB Allocation Alternative~~.”

Response: The Registrant has complied with the Staff’s comment.

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We appreciate your review of our response to your comment received on March 29, 2018. We intend to incorporate this revision into the Registration Statement by means of a pre-effective amendment to be filed on or about April 12, 2018.

If you have any comments or questions, please feel free to contact me at (212) 576-4498.

Sincerely,

/s/ Erica E. Carrig
Erica E. Carrig
Associate General Counsel

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